Exhibit 99.6

VisionSys AI Inc Announces Pricing of $12.0 Million Registered Direct Offering

NEW YORK, Nov. 12, 2025 /PRNewswire/ -- VisionSys AI Inc (NASDAQ: VSA) (“VisionSys” or the “Company”), an emerging technology services company specializing in brain-machine interaction businesses leveraging core algorithms and related software and hardware systems, today announced that it has entered into securities purchase agreements with certain institutional investors for the purchase and sale of 9,230,750 American Depositary Shares (“ADS”), and warrants to purchase up to 9,230,750 ADSs, at a combined offering price of $1.30 per ADS and accompanying warrants.

Each warrant will be immediately exercisable upon issuance and expire five (5) years from the date of issuance at an initial exercise price of $1.30 per ADS, subject to adjustment of the exercise price to $0.91 on the First Reset Date and to $0.65 on the Second Reset Date (each as defined in the warrants) and subject to a floor price therein. The warrants may also be exercised on a zero cash exercise option pursuant to which the holder may exchange each warrant for three ADSs.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $12.0 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about November 13, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities sold in the offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-284305), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 21, 2025. The offering of the securities will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the securities offered in the offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About VisionSys AI Inc

VisionSys AI Inc (NASDAQ: VSA) is an emerging technology services company, specializing in brain-machine interaction businesses leveraging core algorithms and related software and hardware systems. The Company is dedicated to advancing AI-powered healthcare and biotech solutions that transform industries. Its mission is to empower individuals and organizations through intelligent systems, bridging innovation with real-world impact to create a smarter, more connected future.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Investor Relations Contact:
Matthew Abenante, IRC
President
Strategic Investor Relations, LLC
Tel: 347-947-2093
Email: matthew@strategic-ir.com